6120 S. Yale Avenue • Suite 805 • Tulsa • OK • 74136-4217

Phone 918-481-1119 • Fax 918-492-0990

April 28, 2011

H. Christopher Owings
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:
NGL Energy Partners LP
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-172186
Filed April 15, 2011

Dear Mr. Owings:

        Concurrently with the submission of this letter, NGL Energy Partners LP, a Delaware limited partnership ("we" or the "Partnership"), are filing through EDGAR Amendment No. 3 ("Amendment No. 3") to the Partnership's Registration Statement on Form S-1, File No. 333-172186 (the "Registration Statement"). We are providing this letter to respond to a comment we received from the staff of the Division of Corporation Finance (the "Staff") during a telephone conversation on April 26, 2010 and to explain the changes we have made in Amendment No. 3. All references to page numbers and captions correspond to Amendment No. 3, unless otherwise indicated.

        For your convenience, we have also hand delivered three copies of this letter, Amendment No. 3, and Amendment No. 3 marked to show all changes made since the filing of Amendment No. 2 to the Registration Statement.

        We have determined our offering size and price range, and we have revised the related disclosure as applicable throughout Amendment No. 3. We have also made changes relating to the following:

1.
Disclosure of the Ownership of NGL Holdings, Inc. in Response to the Staff's telephone comment regarding (i) who has voting and dispositive control of (a) the common and subordinated units of the Partnership held by NGL Holdings Inc. and (b) the membership interests of our general partner held by NGL Holdings Inc and (ii) the relationship of Denham Capital Management LP and William Zartler to NGL Holdings Inc. As requested by the Staff, we have revised Amendment No. 3 to disclose that (i) William A. Zartler is the sole director of NGL Holdings, Inc. and as such has sole voting and dispositive power with respect to the membership interests of our general partner and our common and subordinated units which are owned by NGL Holdings Inc., but disclaims beneficial ownership except to the extent of his pecuniary interest therein, (ii) NGL Holdings Inc. is 100% owned by Denham Commodity Partners Fund II LP ("Denham Commodity Fund") which is managed by its general partner, Denham Commodity Partners GP II LP, which is owned by the employees of Denham Capital Management LP and is controlled by its general partner, Denham GP II LLC, which is in turn also owned by an employee of Denham Capital Management LP and (iii) Denham Capital Management LP, of which Mr. Zartler is a founder and managing partner, acts as the investment advisor for Denham Commodity Fund. Please see pages 113, 114, 138 and 139.

2.
Split Ratio and Conversion Percentage. We have determined the split ratio and conversion percentage for the common units held by the NGL Energy LP Investor Group, and we have revised the related disclosure, including pro forma presentations and the related footnotes, as applicable in Amendment No. 3.

3.
Structuring Fee. We have disclosed a structuring fee equal to 0.5% of the gross proceeds from this offering payable to Wells Fargo Securities, LLC. Please see the cover of the prospectus and page 189.

4.
Over-Allotment Structure. We have revised our disclosure in Amendment No. 3 to accommodate a change in the structure of the underwriters' over-allotment option. We have granted the underwriters a 30-day option to purchase up to an additional 525,000 common units from us at the initial public offering price less the underwriting discount if the underwriters sell more than 3,500,000 common units in the offering. The net proceeds from the issuance and sale of any of the last 175,000 common units included in the over-allotment will be used to redeem from the NGL Energy LP Investor Group on a pro rata basis a number of common units equal to the number of common units issued upon exercise of that portion of the option at a price per common unit equal to the proceeds per common unit before expenses but after deducting underwriting discounts and commissions and the structuring fee. Any units so redeemed will be retired. Please see the cover of the prospectus and pages 6, 38, 40, 41, 44, 51, and 188.

5.
Minimum Quarterly Distributions. We have determined our minimum quarterly distribution as well as our target distributions, and we have revised the related disclosure as applicable in Amendment No. 3. In particular, we have revised our Unaudited Pro Forma Cash Available for Distribution for the Fiscal Year Ended March 31, 2012 and the Twelve Months Ended December 31, 2010. Please see pages 46 and 47.

6.
Tax Distribution. We have revised Amendment No. 3 to disclose a distribution required under our original partnership agreement of approximately $3.85 million in cash to the members of the NGL Energy LP Investor Group for taxable income allocated to our existing limited partners prior to the offering. This distribution will be funded from existing cash on hand relating to operations prior to the offering. Please see page 54.

7.
Forecast. We have revised the Partnership Statement of Forecasted Estimated Adjusted EBITDA to reflect additional cost savings of $400,000 that relate to (i) a quote that we received which reflects lower insurance brokerage fees in the amount of approximately $150,000, (ii) a quote that we received which reflects lower business insurance premiums of approximately $150,000 and (iii) additional savings that we have identified of approximately $100,000 relating to new treasury services being provided by one of our existing lenders which will result in service fee reductions. Please see page 50.

8.
Biographies. We have revised the bios of Shawn Coady and Todd Coady to disclose that they were executive officers and directors of Bachtold Brothers Incorporated ("Bachtold"), a family owned business that filed for Chapter 7 bankruptcy in October of 2005 and in which all third party creditors, vendors, employees and taxing authorities were paid in full and the only remaining creditor of which was a related family company that Shawn and Todd Coady were executive officers and directors of and which assumed the remaining assets of Bachtold as payment of a note owed to that related company. Although we do not feel that this disclosure is material to an evaluation of the ability or integrity of Shawn Coady or Todd Coady to serve as a director or officer of the registrant, we are including the disclosure as additional information for investors to consider. Please see page 129.

        If you have any questions or comments concerning the foregoing, please call Craig Jones, our Chief Financial Officer, at (918) 481-1119 or David P. Elder at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5881.

Sincerely,
NGL Energy Partners LP
By:	NGL Energy Holdings LLC, its general partner
By:	/s/ H. MICHAEL KRIMBILL H. Michael Krimbill Chief Executive Officer
cc:
David P. Elder, Akin Gump Strauss Hauer & Feld LLP
William N. Finnegan, IV, Latham & Watkins LLP